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SEC

19005816

SEC Mail Processing

FEB 27 2019

Washing

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67051 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CSP Securities, LP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13355 Noel Road, Suite 1600

(No. and Street)

| Dallas | Texas | 75240 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tiffany Lauterbach 972-980-5808

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC

(Name – *if individual, state last, first, middle name*)

| 5179 CR 1026 | Celeste | TX | 75423 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





RMS

# OATH OR AFFIRMATION

I, Tiffany Lauterbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CSP Securities, LP, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing
FEB 27 2019
Washington, DC

Signature

Chief Financial Officer / Financial Operations Principal
Title

Notary Public

KANDICE REID
Notary Public, State of Texas
My Commission Expires
September 15, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CSP SECURITIES, LP

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2018

**CSP SECURITIES, LP**

CONTENTS

CSP SECURITIES, LP
Statement of Financial Condition
December 31, 2018

## ASSETS

| | |
|---|---|
| Cash | $ 408,843 |
| Accounts receivable | 10,563,522 |
| Other assets | 5,725 |
| Total assets | $ 10,978,090 |

## LIABILITIES AND PARTNERS' CAPITAL

| | |
|---|---|
| Liabilities: | |
| Commissions payable | $ 2,094,005 |
| State margin tax payable – General Partner | 92,961 |
| | 2,186,966 |
| Partners' capital | 8,791,124 |
| Total liabilities and partners' capital | $ 10,978,090 |

The accompanying notes are an integral part of these financial statements.

## CSP SECURITIES, LP
## Statement of Operations
## For the Year Ended December 31, 2018

| | |
|---|---|
| Revenues: | |
| Success fees | $ 8,837,882 |
| Consulting fees | 40,000 |
| Interest | 315,276 |
| Currency translation adjustment | (89,765) |
| | **9,103,393** |
| Expenses: | |
| Compensation and related costs | 1,816,555 |
| Office and administrative services | 840,000 |
| Other | 105,768 |
| | **2,762,323** |
| Net Income | **$6,341,070** |

The accompanying notes are an integral part of these financial statements.

CSP SECURITIES, LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2018

| | General Partner | Limited Partner | Total |
|---|---|---|---|
| Balances at December 31, 2017 | $ 683,640 | $ 13,616,414 | $14,300,054 |
| Capital distributions | -- | (11,850,000) | (11,850,000) |
| Net income | 63,411 | 6,277,659 | 6,341,070 |
| Balances at December 31, 2018 | $ 747,051 | $ 8,094,073 | $8,791,124 |

The accompanying notes are an integral part of these financial statements.

## CSP SECURITIES, LP
## Statement of Cash Flows
## For the Year Ended December 31, 2018

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ 6,341,070 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Change in assets and liabilities: | |
| Decrease in accounts receivable | 5,929,227 |
| Decrease in prepaid expense, related party | 90,000 |
| Decrease in commissions payable | (761,426) |
| Decrease in state margin tax payable – General Partner | (25,409) |
| Net cash provided by operating activities | 11,573,462 |
| **Cash flows from financing activities** | |
| Capital distributions | (11,850,000) |
| Net cash used in financing activities | (11,850,000) |
| Net decrease in cash | (276,538) |
| Cash at beginning of year | 685,381 |
| Cash at end of year | $ 408,843 |
| **Supplemental schedule of cash flow information:** | |
| State taxes paid | $ 25,409 |
| Interest | $ 0 |

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business

CSP Securities, LP (the "Partnership"), a Delaware limited partnership, is a broker-dealer in securities registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership began operations on January 26, 2006.

The Partnership acts as a placement agent for private placement offerings of high-quality investment firms specializing in private equity and other alternative asset investment strategies. The Partnership raises capital for these offerings exclusively from sophisticated institutional and commercial investors.

The General Partner, Capstone Partners GP, LLC, manages the affairs of the Partnership.

Note 2 - Significant Account Policies

**Use of Estimates**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Revenue Recognition**

Revenue from contracts with customers includes success fees and consulting fees related to best efforts private placement offerings. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for success fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. Success fees are considered variable consideration as the uncertainty is dependent on the timing and amount of the closing, both of which are highly susceptible to factors outside the Partnership's influence. Revenues are recognized once it is probable that a significant reversal will not occur.

Revenue for consulting fees are recognized by the Partnership over time as the performance obligations are simultaneously provided by the Partnership and consumed by the customer.

**Translation of Foreign Currencies**

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas, statement of income amounts are translated at average rates of exchange for the year. Gains or losses from foreign currency transactions are included in net income.

Note 2 - Significant Account Policies (cont.)

**Income Taxes**

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

As of December 31, 2018, open Federal tax years subject to examination include the tax years ended December 31, 2015 through December 31, 2017.

The Partnership is subject to state income taxes.

Note 3 - Related Party Transactions / Economic Dependency / Concentration of Services

The Partnership, the Limited Partner, and the General Partner are related parties under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

The Partnership and Capstone Partners, LP ("Limited Partner"), the limited partner of the Partnership, have entered into an office and administrative services agreement effective February 1, 2017, for a one-year term, automatically renewable, unless cancelled by either party. This agreement has automatically renewed through February 1, 2020. Under the agreement, the Limited Partner provides all management and back office services required by the Partnership, including, but not limited to administrative services. The Limited Partner allocates a pro-rate portion of such expenses incurred by the Limited Partner on account of the Partnership. In making such allocation, the Limited Partner equates the proportional cost of each facility or service with the proportional use or benefit derived by the Partnership. The agreement requires the Partnership to pay a proportional allocation service fee of $70,000 per month. Fees under this agreement totaled $840,000 for the year ended December 31, 2018.

Management and registered securities representatives of the Partnership are also management and employees of the General Partner. The General Partner provides for all salaries and certain benefits to these dual Partnership employees under the office and administrative services agreement. Compensation expense of the Partnership consisted of commissions for registered securities representatives earned as a direct result of the Partnership's revenue.

Three registered securities representatives of the Partnership generated approximately 98% of the Partnership's revenue and accounted for substantially all of the Partnership's compensation and related costs for the year ended December 31, 2018. The Partnership is economically dependent upon these registered representative due to the concentration of services provided by them.

The Partnership has state taxes payable due to the General Partner of $92,961 at December 31, 2018.

Note 4 - Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Partnership had net capital of $315,881, which was $202,477 in excess of its net capital requirement of $113,404. The Partnership's net capital ratio was 5.39 to 1.

Note 5 - Concentration of Revenue and Credit Risk

The Partnership has accounts receivables due from seven investment firms totaling $10,530,310, or approximately 96% of total assets at December 31, 2018. For the year ended December 31, 2018, the Partnership earned success fees from these same investment firms totaling $8,771,458, or approximately 96% of total revenue.

At December 31, 2018, the Partnership has cash held at Texas Capital Bank totaling $408,843. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2018, the Partnership's uninsured cash balance totals $158,843. Cash balances fluctuate on a daily basis.

Note 6 – Subsequent Events

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2018, through February 18, 2019, the date which the financial statements were available to be issued. No issues were identified.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended
December 31, 2018

**Schedule I**

CSP SECURITIES, LP
Supplemental Information Pursuant to Rule 17a-5
As of December 31, 2018

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total partners' capital qualified for net capital | | $8,791,124 |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Accounts receivable less direct related payables | $(8,469,518) | |
| Other assets | (5,725) | (8,475,243) |
| Net capital before haircuts on securities positions | | 315,881 |
| Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)) | | -0- |
| Net capital | | $ 315,881 |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Items included in statement of financial condition: | |
| State margin tax payable – General Partner | $ 92,961 |
| Commissions payable less than one year and not subject to offset | $ 1,608,098 |
| Total aggregate indebtedness | $ 1,701,059 |

**Schedule I**

CSP SECURITIES, LP
Supplemental Information Pursuant to Rule 17a-5 (cont.)
As of December 31, 2018

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 113,404 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 113,404 |
| Net capital in excess of required minimum | $ 202,477 |
| Ratio: Aggregate indebtedness to net capital | 5.39 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

| | |
|---|---|
| Net capital, as reported in the Partnership's Part II (unaudited) FOCUS report | $304,882 |
| Increase in accounts receivable | $966,687 |
| Increase in deduction for non-allowable accounts receivable | (675,987) |
| Increase in commissions payable | (290,701) |
| Decrease in state margin tax payable - General Partner | 11,000 |
| Net capital as computed above | $315,881 |

**Schedule I (continued)**

CSP SECURITIES, LP
Supplemental Information Pursuant to Rule 17a-5
As of As of December 31, 2018

## STATEMENT REGARDING CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

No statement is required as no subordinated liabilities existed at any time during the year.

## STATEMENT REGARDING THE EXEMPTION FROM RESERVE REQUIREMENTS

The Partnership operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Act of 1934. Under these exemptive provision, the Computation for Determination of Reserve Requirements and Information Related to the Possession and Control Requirements are not required.

Report of Independent Registered Public Accounting Firm
On Management's Exemption Report

Required by SEC Rule 17a-5

Year Ended December 31, 2018

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
CSP Securities, LP

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CSP Securities, LP identified the following provisions of 17 C.F.R. §15c3-3(k) under which CSP Securities, LP claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) CSP Securities, LP stated that CSP Securities, LP met the identified exemption provisions throughout the most recent fiscal year without exception. CSP Securities, LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CSP Securities, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 18, 2019



5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

# PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
CSP Securities, LP

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of CSP Securities, LP as of December 31, 2018, the related statements of operations, changes in partners' capital, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CSP Securities, LP as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of CSP Securities, LP's management. Our responsibility is to express an opinion on CSP Securities, LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CSP Securities, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of CSP Securities, LP's financial statements. The supplemental information is the responsibility of CSP Securities, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as CSP Securities, LP's auditor since 2017.

Celeste, Texas
February 18, 2019



5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com